April 21, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Republic of Argentina:
Registration Statement under Schedule B of the Securities Act of 1933, filed on March 16, 2020
CIK No. 0000914021

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Republic of Argentina (the “Republic”) hereby requests that the Republic’s Registration Statement (File No. 333-237192) under Schedule B of the Securities Act of 1933, as filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2020, as amended by Pre-Effective Amendment No. 1, as filed with the Commission on April 14, 2020, and Pre-Effective Amendment No. 2, as filed with the Commission on April 21, 2020, be declared effective at 9:00 A.M. on April 21, 2020, or as soon thereafter as practicable.

Pursuant to this request, the Republic acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Republic from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Republic may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

THE REPUBLIC OF ARGENTINA

By:	/s/ Diego A. Bastourre
Diego A. Bastourre
Secretary of Finance Republic of Argentina

[Signature Page to Acceleration Request]